

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 6, 2007

David Walters
Chairman
Remote Dynamics, Inc.
200 Chisholm Place, Suite 120
Plano, TX 75075

> **Re: Remote Dynamics, Inc.**
> **Preliminary Revised Information Statement filed June 7, 2007**
> **Form 10-KSB filed April 7, 2007**
> **File no. 0-26140**

Dear Mr. Walters:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Revised Information Statement

1. Revise to prominently disclose that the acquisition of BounceGPS, Inc., was a reverse merger whereby Bounce Mobile Systems, Inc. obtained control of the registrant. Also clarify that the historical operations of Remote Dynamics will comprise substantially all of your ongoing operations. Further, provide a detailed discussion of the board's reasons for approving the reverse merger.

2. Please provide all of the information with respect to the registrant and BounceGPS, including detailed business and MD&A disclosure, that is required by Item 14(c)(1) and (c)(2) of Schedule 14A. To the extent the Form 10-KSB that will be distributed along with the information statement contains the information called for by Item 14(c), then revise to specifically incorporate it by reference. See Item 14(e) of Schedule 14A.

Security Ownership of Management and Certain Security Holders

3. Revise the table to provide columns for each class of voting securities. Refer to Item 403 of Regulation S-B.

Annual Report of Form 10-KSB

4. Please distribute financial statements for the period ended March 31, 2007, as reported in your Form 10-QSB.

Pro Forma Financial Information

5. Please update the pro forma financial information to include the year ended December 31, 2006. Also pro forma information is required for only the most recent fiscal year. Please delete the pro forma information for the 2005 fiscal year.

Form 10-KSB for the year ended December 31, 2006

Financial Statements

Consolidated Balance Sheets, page F-3

Series B Convertible Notes payable and
Redeemable Preferred Stock, page F-3

6. We note on page F-25 that the you were not in compliance with certain of obligations relating to the Series B Note Financing. Tell us how you applied the guidance in paragraph 5 of SFAS no. 78 and EITF 86-30 in evaluating whether the note should be classified as noncurrent.

Consolidated Statements of Stockholders' Deficit, page F-5

7. Please refer to the issuances of common stock for services during the fiscal year ended December 31, 2006 and the interim period ended March 31, 2007. Tell us if you accounted for the issuance of your common stock based on the fair value of the services received or the fair value of the common stock issued. Also, describe how you measured the fair value.

Notes to Consolidated Financial Statements

Note 1- Organization and Business overview
Share Exchange Agreement, page F-8

8. Describe for us how you accounted for the reverse merger with BounceGPS. Clarify the meaning of your disclosure that you have "preliminarily excluded from the purchase cost the fair value of the BounceGPS capital stock", which results in "effectively treating this element of the transaction as in substance a form of recapitalization where no goodwill is recorded". Also explain how you accounted for stockholder's equity, which should reflect the capital structure of the legal parent, Remote Dynamics. Describe how you accounted for the Series C convertible preferred stock and Warrants issued in the exchange. It is unclear why the financial

statements at page F-3 do not reflect a carrying amount for the Series C preferred stock.

Note 10 Stockholders' Equity Instruments and Related Matters
Series C Convertible Preferred Stock, page F-29

9. Please tell us how you applied the guidance in EITF 00-19 in evaluating whether the conversion feature for the Series C convertible preferred stock is an embedded derivative that you should separate from the preferred stock and account for at fair value under SFAS 133. We note that the preferred stock converts into 51% of Remote Dynamic's outstanding shares, including future issuances of common shares. This results in the preferred stock potentially converting into a number of shares that is not determinable at the date of issuance and affects the analysis of the conditions addressed in paragraphs 19 through 24 of EITF 00-19.

10. In addition the absence of a limit on the number of shares issuable upon conversion of the Series C preferred stock will affect the analysis of other convertible preferred stock and debt instruments that are within the scope of EITF 00-19. Tell us how assessed each of the other issuances of convertible preferred stock and debt in determining whether there are sufficient authorized and unissued shares available to settle the contracts that must be analyzed under EITF 00-19.

Note 12- Related Party Transactions, page F-33

11. The related party transactions described on page F-33 and in your Schedule 14A filed on June 7, 2007, should be identified on the face of the financial statements. Refer to paragraph 2 to SFAS No. 57.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3833 with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Via facsimile: (858) 764-0599
        John Dangel, Esq.